

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2020

Maurizio Nicolelli
Chief Financial Officer
ExlService Holdings, Inc.
320 Park Avenue, 29th Floor
New York, New York 10022

      Re: ExlService Holdings, Inc.
          Form 10-K for the Year Ended December 31, 2019
          Filed February 27, 2020
          File No. 001-33089

Dear Mr. Nicolelli:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Trade & Services